                       [LUSE GORMAN POMERENK & SCHICK LETTERHEAD]

(202) 274-2011                                                     rpomerenk@luselaw.com

July 26, 2010

Via Federal Express

Michael R. Clampitt, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:         Charter Financial Corporation
Registration Statement on Form S-1
Filed June 18, 2010
File No. 333-167634

Dear Mr. Clampitt:

On behalf of Charter Financial Corporation (the “Company”), and as discussed with you and Matt McNair of the Staff on July 23, 2010, the following are the Company’s supplemental responses to the Staff’s comment letter, dated July 15, 2010, relating to the Company’s registration statement on Form S-1 (the “Registration Statement”).  As we discussed, the comments that require an amendment to the Registration Statement will be addressed in the amendment.

The Company filed the Registration Statement with the Securities and Exchange Commission (“SEC”) on June 18, 2010, in connection with the offering of up to 5,961,573 shares of the Company’s common stock (the “Offering”).  For ease of reference the Staff’s comments have been reproduced below, followed by the Company’s supplemental responses.

General

1.	Please advise us whether you intend to market the offering prior to effectiveness using a preliminary prospectus or if you intend to solicit or accept subscriptions prior to effectiveness.

The Company will not market the Offering prior to effectiveness of the Registration Statement using a preliminary prospectus.  The Company will not solicit or accept subscriptions prior to effectiveness of the Registration Statement.

Michael R. Clampitt, Esq.
Securities and Exchange Commission
July 26, 2010

2.
The disclosure on page 25 clarifies that investors will not know the actual offering price prior to submitting an irrevocable order form.  Please advise us how the failure to provide the price prior to the time of sale comports with Rule 159.

The Company is a federally chartered holding company of a federal savings bank and is subject to 12 C.F.R. Parts 575 and 563b of the Office of Thrift Supervision (“OTS”) regulations, which require the Company to offer its common stock at a price range established by an independent appraisal of the estimated pro forma market value of the shares that are being offered.  See 12 C.F.R. §575.7(a)(9) and 12 C.F.R. §563b.330.  The estimated pro forma market value forms the midpoint of an offering range required by OTS regulations (the “OTS Offering Range”) that has a minimum 15% below and a maximum 15% above the midpoint. With OTS approval, the maximum of the OTS Offering Range may be increased an additional 15%, often referred to as the “maximum, as adjusted,” or the “supermaximum” of the OTS Offering Range.

The Company’s independent appraiser has estimated that as of May 21, 2010, the market value of the Company, on a fully converted basis, was $160.6 million (the term “fully converted” means that the appraiser assumed that 100% of the Company’s common stock had been sold to the public, rather than the 22.9% to 31.9% of the Company’s common stock that will be sold in the Offering, in order to allow the appraiser to compare the Company to a peer group).  Based on this valuation, the per share purchase price of the Company’s common stock being offered has a midpoint of $8.60 per share, with a minimum of $7.31 per share and a maximum of $9.89 per share (or a maximum, as adjusted, of $11.37 per share).

It should be noted that in a “standard” OTS conversion where all of the new holding company’s stock is being offered, the price per share is usually fixed (often at $10.00 per share), and the required OTS Offering Range is established through a range in the number of shares that are offered. That is, the price information presented on the cover of the prospectus for a “standard” OTS conversion shows the fixed $10.00 per share price and a range of shares offered, representing the same OTS Offering Range as the range in price per share used in the Company’s Offering.  It is important to note that whether the OTS Offering Range is established as a range in the price per share or a range in the number of shares, the aggregate value of the interest in the Company being offered for sale will be the same.

Under OTS rules, the OTS Offering Range, whether presented as a range in the number of shares that may be sold or as a range in the price per share, is presented in a final prospectus distributed to prospective subscribers along with a stock order form. The OTS Offering Range is the full extent of the price information that is provided to prospective subscribers, and the Prospectus containing the OTS Offering Range is a final prospectus, not a preliminary prospectus.  Such a prospectus complies with the price information requirements of Item 501(b)(3) of Regulation S-K, and has been used in numerous stock offerings over the years by OTS-regulated institutions.  Instruction 2 of Item 501(b)(3) provides that if it is impracticable to state the offering price, as is the case in a stock issuance using an offering range under OTS rules, a prospectus may provide an explanation of how the offering price will be determined.  Pages 6-7 and pages 135-138 of the Prospectus provide a detailed explanation of how the OTS Offering Range was established.  The Prospectus also makes it clear to investors that the actual price per share will be determined after the deadline for submitting a stock order form, and that the OTS Offering Range is the only price information investors will have prior to ordering stock.

Michael R. Clampitt, Esq.
Securities and Exchange Commission
July 26, 2010

In addition, Instruction 2 requires disclosure of the method by which the actual offering price will be determined. Accordingly, the discussion on Pages 8 and 138 of the Prospectus under the heading “How We Will Determine the Actual Purchase Price Per Share” explains that the actual purchase price, which must be within the OTS Offering Range, will be determined by the Company in conjunction with the Company’s financial advisor based on then-existing market and financial conditions. Investors are informed that OTS regulations require that the independent appraiser update its appraisal prior to the completion of the Offering. If the actual price of the stock is outside of the OTS Offering Range established by the updated appraisal, investors would be resolicited and given the opportunity to withdraw or change their subscriptions based on the revised OTS Offering Range.

The staff’s comment regarding Rule 159 under the Securities Act of 1933, as amended (the “Securities Act”) is noted.  Rule 159 relates to information conveyed to a purchaser after the time of sale.  However, as discussed above, under OTS regulations, the OTS Offering Range and the method by which the actual price will be determined is all the price information that can be provided to investors in the subscription offering at the time the Prospectus and stock order form are distributed; there is not further information to be conveyed to investors.  In addition, in meeting the requirements of a Securities Act Section 10(a) prospectus (specifically, the requirements of Item 501(b)(3) of Regulation S-K), the Company is not relying on SEC rules allowing pricing information filed in a supplement to become part of the prospectus as of the time of effectiveness.  No such price supplement is filed in OTS-regulated stock issuances.  Accordingly, Rule 159 is not applicable.

3.
We note that the order form is not a part of the prospectus.  Please provide an analysis as to how the written order form, when distributed to potential investors, will comply with Section 5(b)(1) of the Securities Act of 1933.

As discussed in response to Comment 2 above, the Prospectus that will be mailed to investors with the stock order form will not be a preliminary prospectus, but will be a final prospectus containing all of the information required under Section 10(a) of the Securities Act.  The stock order form will only be distributed to investors when accompanied or preceded by the Prospectus, in compliance with Section 5 of the Securities Act.

4.	We note the estimated price range of $7.31 to $11.37. Please tell us how you concluded that the range is bona fide for purposes of the requirements of Item 501(b)(3) of Regulation S-K.

As discussed in response to Comment 2 above, the Prospectus that will be mailed to investors with the stock order form will not be a preliminary prospectus, but will be a final prospectus containing all the information required under Section 10(a) of the Securities Act.  Accordingly, the issue of whether the OTS Offering Range is a bona fide estimate of the price range is not applicable (as per Instruction 1 to Item 501(b)(3)).

Michael R. Clampitt, Esq.
Securities and Exchange Commission
July 26, 2010

5.	Please tell us why you have not registered the subscription rights. Refer to Section 2(a)(1) of the Securities Act of 1933.

The subscription rights of depositors and borrowers arise solely due to the adoption of the stock issuance plan under OTS regulations, and are not being offered by the Company in this Offering. The subscription rights cannot be determined until such a plan is adopted, are made available to depositors and borrowers without cost, provide only a priority to purchase stock in the stock issuance at the same price as available to members of the general public in the community and syndicated community offerings, are legally non-transferable and cease to exist after the stock issuance.

Based on the above, the Company does not believe that the subscription rights are a separate security.  Even assuming that the subscription rights are “securities,” the Company has not, and will not, sell such “securities” as part of this Offering or otherwise and, therefore, there is no reason that such “securities” should be registered.

6.
Please tell us how Charter Financial Corporation concluded that it was not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act after it filed a Form 25 but before it filed a Form 15 in 2007.

The Company acknowledges that it was required in 2007 to file a Form 15 to terminate/suspend its reporting requirements under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company filed a Form 25 to deregister its shares of common stock from The NASDAQ Stock Market LLC (“Nasdaq”) on January 30, 2007, and could have filed a Form 15 as early as February 9, 2007.  The Company’s Form 15 was not filed until August 1, 2007.  As a result, the Company was technically required to file Forms 10-Q (the “Forms 10-Q”) with respect to the quarters ended December 31, 2006 and March 31, 2007, but failed to make such filings.  However, for the following reasons, the Company does not believe that the Company should now be required to file the Forms 10-Q.

First, filing the two Forms 10-Q at this time would not provide additional useful information to the Company’s shareholders or potential investors, but would more likely cause confusion.  The Company has recently filed the Registration Statement in connection with the Offering.  The Registration Statement contains audited financial statements as of and for the years ended September 30, 2009, 2008 and 2007.  The Registration Statement also contains the statistical disclosures required by Industry Guide 3 for those three years and, with respect to certain statistical disclosures, 2006 and 2005 as well.  Finally, the Registration Statement contains interim financial information at and for the six months ended March 31, 2010 and 2009.  Adding interim financial information in a Form 10-Q for the first and second quarters of 2007 would not provide shareholders and potential investors meaningful additional information.  However, persons searching the Company’s filings on the EDGAR website would see two Forms 10-Q filed shortly after the Registration Statement.  Although the late Forms 10-Q would contain explanatory notes regarding why they were filed, it is likely that some readers would be confused as to the importance of the 2007 interim information and why it is being filed at the same time as the Registration Statement.

Michael R. Clampitt, Esq.
Securities and Exchange Commission
July 26, 2010

Second, the cost to the Company to prepare the Forms 10-Q would outweigh any benefits to shareholders and potential investors by filing the Forms 10-Q.  The Forms 10-Q relate to interim periods from over three years ago, and it would be difficult for the Company to collect all of the required documentation necessary for an accountant to review the interim financial statements in accordance with Statement on Auditing Standards No. 100.  In addition, the Company changed accountants after September 30, 2007, which would increase the level of difficulty and expense associated with filing the Forms 10-Q.

Finally, as discussed with the Staff, prior to filing the Form 25 on January 30, 2007, the Company conducted a self-tender offer. The Company’s Schedule TO explained that the purpose of the self-tender offer was to decrease the number of shareholders below 300 and deregister the Company’s common stock from Nasdaq and under the Exchange Act. The Company filed numerous additional documents during the self-tender offer stating the same intent, and on January 30, 2007 the Company filed its Form 25 with the SEC. Although the Company met all of the requirements to suspend its Exchange Act reporting obligations as early as February 9, 2007, and had notified its shareholders of its intent to do so, the Company failed to file the Form 15 until August 2007. While the Company was technically required to file the Forms 10-Q, the Company’s shareholders had no expectation that the Company would continue to file Forms 10-Q during 2007.  In addition, CharterBank and the Company continued to file quarterly financial reports required by the OTS and that are available on the Internet.  Accordingly, the failure to file the Forms 10-Q did not deprive shareholders of expected interim financial information, or prevent shareholders from accessing similar interim financial information available from filings with the OTS.

7.	Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

The Company will provide the Staff a copy of the requested letter from FINRA stating that it has "no objection" to the selling agent’s arrangements in the offering as soon as the letter is available.

8.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

The Staff’s comment is noted.

9.	Please revise to explain the difference between covered and non-covered assets where these terms are first used in the document. We note that these terms are explained after first use.

The Company notes that the meaning of the terms “covered loans”, “covered other real estate”, and “covered assets”, are explained on page 2 of the Prospectus under the heading “FDIC-Assisted Acquisitions—Neighborhood Community Bank.” An explanation regarding the use of the term “non-covered” will be added to the amended Prospectus when filed, as requested in the comment.

Michael R. Clampitt, Esq.
Securities and Exchange Commission
July 26, 2010

Prospectus Cover Page

10.	Please revise to include an appropriate “subject to completion” legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

As discussed above, the Prospectus will not be used prior to the effectiveness of the Registration Statement.  Accordingly, Item 501(b)(10) of Regulation S-K and the legend referred to in the Staff’s comment are not applicable.

Summary, page 1

How We Will Determine the Actual Price Per Share, page 8

11.
We note that you currently intend for the public offering price to be determined after the effective date of the registration statement.  Please include in your next pre-effective amendment the offering expiration date.  If the date has not been finalized by then, please provide us with a range of dates within which you anticipate the offering will expire.

The expiration date for the subscription offering is expected to be approximately 30 days after the Registration Statement is declared effective, or on or about September 12, 2010.  The amended Prospectus, when filed, will include the offering expiration date.

Risk Factors, page 16

The United States economy remains weak….page 16

12.	Where you disclose non-covered amounts throughout the document, please also disclose corresponding covered amounts, where applicable.

The amended Prospectus, when filed, will include the requested additional disclosure.

Our business may be adversely affected….page 17

13.
Please revise this risk factor to disclose the total dollar amount of subprime loans held as of the most recent practicable date.  Also disclose the standard used for determining whether a loan is categorized as subprime.

The amended Prospectus, when filed, will include the requested additional disclosure.

Michael R. Clampitt, Esq.
Securities and Exchange Commission
July 26, 2010

Our non-covered non-residential loans increase our exposure….page 17

14.
Please revise this risk factor to disclose the total amount of covered and non-covered non-performing non-residential loans.  In addition, identify the total amount of non-residential loans made to the three largest borrowers.

The amended Prospectus, when filed, will include the requested additional disclosure.

If the allowance for loan losses….page 18

15.	Please revise to disclose total non-performing asset information as of June 30, 2010.

The amended Prospectus, when filed, will include the requested additional disclosure.

Management, page 104

Cash Compensation, page 111

16.
It appears that the company benchmarks certain elements of compensation to its peers.  Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group.  In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components.  Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation.  Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05.

CharterBank last benchmarked compensation against its peer group in March 2006.  This was noted in the Prospectus, which states:

The Compensation Committee relies on peer group surveys prepared by consultants Meyer-Chatfield and the Hay Group to assess the competitiveness of the CharterBank’s pay practices in the marketplace. The peer group data is used in combination with other published supplemental survey sources reflecting industry data for banks similar in size and region, as well as information relating to individual and CharterBank performance to help the Compensation Committee make compensation decisions.  Our last comprehensive compensation evaluation occurred in fiscal 2006.  We have not made any major changes in executive job grades since then.  Job grades and pay ranges have been adjusted, using market-based data provided by the Hay Group from its national data base.

Michael R. Clampitt, Esq.
Securities and Exchange Commission
July 26, 2010

Item 402(b) of Regulation S-K requires disclosure of compensation information for the years covered by the Summary Compensation Table.  Generally, the number of years required to be covered by the Summary Compensation Table is the last three fiscal years, which in the case of CharterBank, is fiscal years 2007-2009.  (CharterBank was only required to provide one year of compensation information, however, due to the fact that it was not a registered filer for the last two fiscal years.)  Since the benchmarking occurred prior to CharterBank’s 2007 fiscal year, we believe that a discussion of such benchmarking is no longer material to the disclosure.  We also note that it appears that six of the 17 institutions in the selected peer group no longer exist and two currently trade on the pink sheets and would no longer be considered members of a relevant peer group.

Impact of Performance on Cash Compensation, page 111

17.
Please revise to disclose the performance goals established under the incentive compensation plan for fiscal year 2009.  To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from such disclosure.  Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.  We note the disclosure of the threshold performance target on page 113.  We also note that no incentive compensation was paid for 2009 performance.

The amended Prospectus, when filed, will include the requested additional disclosure.

Grants of Plan-Based Awards, page 118

18.
Based on the disclosure provided in your Compensation Discussion and Analysis, it appears that the Grants of Plan-Based Awards table should include threshold, target and maximum estimated future payouts under non-equity incentive plans.  Please revise accordingly.  Refer to Item 402(d) of Regulation S-K and Instruction 2 to that item.  We note that no payments were made under the non-equity incentive plan for fiscal 2009 performance.

The amended Prospectus, when filed, will include the requested additional disclosure.

Michael R. Clampitt, Esq.
Securities and Exchange Commission
July 26, 2010

Transactions With Certain Related Persons, page 127

19.
We note the disclosure made in reliance on Instruction 4.c. to Item 404(a) of Regulation S-K.  With respect to loans made to related persons, as that term is defined in Instruction 1 to Item 404(a), with terms that are generally available to all employees, but that are more favorable than those available to persons unrelated to the lender, please disclose the information required by Item 404(a)(5) of Regulation S-K.  Alternatively, provide us with your analysis explaining why this disclosure is not required.  Refer to Regulation S-K Compliance & Disclosure Interpretation 130.05 for guidance.

As disclosed on page 127 of the Prospectus, CharterBank makes loans to its directors, executive officers and employees through an employee loan program that provides for an origination fee of $500 compared to the Bank’s usual origination fee of 1% of the amount of the loan.  Except for the reduced origination fee, these loans are made in the ordinary course of business, are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to the Bank and do not involve more than the normal risk of collectability or present other unfavorable features.

While the Company agrees that the reduced origination fee should be disclosed, the reduced origination fee has no effect on the loan performance information required to be disclosed by Item 404(a)(5).  Instruction 4 to Item 404(a) allows the Company to exclude disclosure regarding loans “made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.”  This exclusion should be applicable to loans made under the Company’s employee loan program provided that the reduced origination fee is disclosed.  The Company believes that providing three years of information relating to the performance of loans with interest and collateral terms that are identical to other loans made by the Bank is not useful disclosure for investors.  To the extent that any of the loans become nonaccrual, past due, restructured or potential problems loans, they could not be excluded under Instruction 4 and will be disclosed.  The Company believes that disclosing the reduced origination fee should be sufficient under these circumstances.

Item 16. Exhibits and Financial Statement Schedules, page II-3

20.
We note the disclosure in your document regarding the Incentive Compensation Plan.  Please tell us why you have not filed this plan as an exhibit to your registration statement.  Please note that if the plan is not set forth in a formal document, a written description of the plan should be filed.  Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

The plan will be filed as an Exhibit to the amended Registration Statement, as requested in the comment.

Michael R. Clampitt, Esq.
Securities and Exchange Commission
July 26, 2010

Item 17. Undertakings, page II-4

21.	Please include the undertaking required by Item 512(c) of Regulation S-K or tell us why this undertaking is not applicable.

As noted above in our response to comment 5, the subscription rights are not securities and are not included as such in the Registration Statement.  Accordingly, the requested undertaking is not applicable.  Further, the subscription rights are not being “offered to existing security holders,” as specified in the undertaking.

*           *           *

Please acknowledge receipt of this letter and the enclosed materials by date-stamping and returning in the envelope provided the enclosed receipt copy of this letter.  If you have any questions regarding this letter or the enclosed, please contact the undersigned at (202) 274-2011.

Respectfully,

                     /s/ Robert B. Pomerenk

Robert B. Pomerenk

cc:           Mr. Robert L. Johnson
Mr. Curtis Kollar
Eric Luse, Esq.